September 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	reAlpha Tech Corp. Registration Statement on Form S-1 Filed August 18, 2025 File No. 333-289704 Acceleration Request Requested Date: Friday, September 12, 2025 Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-289704) (the “Registration Statement”) to become effective on Friday, September 12, 2025, at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

reAlpha Tech Corp.

By:	/s/ Michael J. Logozzo
Michael J. Logozzo
Chief Executive Officer

cc:	Gabriel Miranda, Esq., Mitchell Silberberg & Knupp LLP

reAlpha Tech Corp. – 6515 Longshore Loop, Suite 100, Dublin, OH 43017– Tel: 707.732.5742